

December 31, 2012

<u>Via E-Mail</u>
Rudi Fronk
Chief Executive Officer
Seabridge Gold, Inc.
106 Front Street East
Suite 400
Toronto, Ontario Canada MSA 1E

> **Re:** **Seabridge Gold, Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 001-32135**

Dear Mr. Fronk:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/Tia L. Jenkins

     Tia L. Jenkins
     Senior Assistant Chief Accountant
     Office of Beverages, Apparel, and
     Mining